Exhibit 99.2

Vivendi Universal Announces Consent Solicitation Relating to its

High Yield Notes

Paris−7 November 2003. Vivendi Universal announced today the commencement of a solicitation of consents to certain indenture amendments relating to its $935,000,000 9.25% Notes due 2010 and €325,000,000 9.50% Notes due 2010 (together, the “April Notes”) and $975,000,000 6.25% Notes due 2008 and €500,000,000 6.25% Notes due 2008 (together, the “July Notes” and, collectively with the April Notes, the “Notes”). Vivendi Universal is seeking the consent of the holders of the Notes to certain amendments to the terms of the Notes in connection with the previously announced combination (the “VUE/NBC Transaction”) of National Broadcasting Company, Inc. (“NBC”) and Vivendi Universal Entertainment LLLP (“VUE”).

The consent solicitation is being made upon the terms and is subject to the conditions set forth in a consent solicitation statement to be distributed to all holders of record of the Notes. The adoption of the proposed amendments requires the consent of holders of a majority in outstanding principal amount of each of the April Notes and the July Notes (the “Requisite Consents”).

Following, and subject to, the consummation of the VUE/NBC Transaction, Vivendi Universal will make consent payments of €1.00 for each €1,000 of Notes and $1.00 for each $1,000 of Notes to Noteholders who have properly furnished, and not revoked, their consents with respect to such Notes on or prior to 5:00 p.m., New York City time, on November 20, 2003, provided that (i) the Requisite Consents are received by the information agent (and not revoked) and (ii) supplemental indentures have been executed giving effect to the proposed amendments. If the VUE/NBC Transaction is not consummated, no consent fees will be paid.  The record date for the consent solicitation is 5:00 p.m., New York City time, on November 6, 2003.

The consent solicitation will expire at 5:00 p.m., New York City time, on November 20, 2003, unless extended. The VUE/NBC Transaction is subject to customary approvals from various regulatory agencies and is anticipated to be completed in the first half of 2004.

Citigroup Global Markets Inc. is acting as Solicitation Agent in connection with the consent solicitation. The Information Agent is Global Bondholder Services Corporation.

Noteholders should contact Citigroup Global Markets Inc. (with questions regarding the consent solicitation): (Toll Free) +1 (800) 558-3745; (Collect) +1 (212) 723-6106; or +44 (0)20-7986-8969; or Global Bondholder Services Corporation (to receive documents): (Toll Free) +1 (866) 470-3900; +44 (0)20-7864-9136; or (Banks and Brokers) +1(212) 430-3774.

Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements include, but are not limited to, (i) statements about the VUE/NBC Transaction; and (ii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements are based upon Vivendi Universal management’s current beliefs or expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies and third-party approvals, many of which are beyond Vivendi Universal’s control. The forward-looking statements will be affected by, among other things, the ability of the parties to satisfy conditions specified in the transaction agreements governing the VUE/NBC Transaction, including without limitation the receipt of required governmental and other third party approvals of the VUE/NBC Transaction. Vivendi Universal does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date such forward-looking statement is made.